Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference to Registration Statement No. 333-184559 on Form F-10 and Registration Statement No. 333-174115 on Form S-8 and to the use of our auditor’s reports dated February 11, 2014 relating to the consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2013.

/s/ Deloitte LLP

Chartered Accountants

March 27, 2014

Calgary, Canada